DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 United States of America www.dlapiper.com

February 28, 2022

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Office of Energy & Transportation

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

Re:    Guangshen Railway Company Limited

Form 20-F for the Year Ended December 31, 2020

Response dated December 21, 2021

File No. 001-14362

Dear Mr. Horowitz and Ms. O’Brien:

This letter is being submitted on behalf of Guangshen Railway Company Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated January 25, 2022 regarding the Company’s annual report on Form 20-F for the year ended December 31, 2020 (the “2020 20-F”).

The numbered paragraphs below correspond to certain numbered comments in the Staff’s letter dated January 25, 2022. The Staff’s comments are presented in bold.

Form 20-F for Fiscal Year Ended December 31, 2020

Key Information

Risk Factors

Risks Relating to Our Shareholders, page 14

1.    We note the revised disclosure provided in response to prior comment.

2.    Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, please expand your disclosure to acknowledge the risk that any such actions by the Chinese government could significantly limit or completely hinder your ability to offer or continue to offer your ADSs to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:

In response to the Staff’s comment, the Company agrees to revise its risk factor disclosure to include the statement that possible future actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the Company’s ability to offer or continue to offer ADSs to investors and could cause the value of its securities to significantly decline, possibly even to zero.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

February 28, 2022

Risks Associated with Chinese Accounting Firms, page 18

3.

In light of recent developments, please expand the revised disclosure in response to prior comment 4 to reflect that the Commission adopted rules to implement the Holding Foreign Companies Accountable Act (HFCAA) and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. In addition, disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE:

In response to the Staff’s comment, the Company will expand its risk factor disclosure to include disclosure noting the recent developments that the Commission has adopted rules to implement the Holding Foreign Companies Accountable Act (HFCAA) and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. In addition, the Company will disclose that its auditor, PricewaterhouseCoopers Zhong Tian LLP, is subject to the determinations announced by the PCAOB on December 16, 2021.

In addition, the Company will reflect any more recent legislative developments as well, such as this month’s passage in the U.S. House of Representatives of the America Creating Opportunities for Manufacturing, Pre-Eminence in Technology, and Economic Strength (America COMPETES) Act, and the potential impact of such legislation on the implementation of the HFCAA and the Company generally.

* * * *

Should you have any questions about the responses contained herein, please contact me at (650) 833-2050 (office) or by email at alan.seem@us.dlapiper.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

cc:	Luo Xinpeng, Chief Accountant, Guangshen Railway Company Limited

Tang Xiang Dong, Board Secretary, Guangshen Railway Company Limited